Exhibit 4.1

STRONGBRIDGE BIOPHARMA PLC

DESCRIPTION OF ORDINARY SHARES

Strongbridge Biopharma plc (the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) – ordinary shares, par value $0.01 per share (the “Ordinary Shares”). The Ordinary Shares trade on The Nasdaq Global Select Market under the trading symbol “SBBP.”

The following summary description sets forth some of the general terms and provisions of the Ordinary Shares. Because this is a summary description, it does not purport to be complete and is qualified in its entirety by reference to the Companies Act 2014 of Ireland and the complete text of the Company’s memorandum and articles of association (the “Articles”), which are filed as an exhibit to the Annual Report on Form 10-K to which this description is filed as an exhibit. You should read the Companies Act 2014 and our Articles carefully.

The Company’s authorized share capital consists of €40,000, divided into 40,000 deferred ordinary shares with a nominal value of €1.00 per share, and $7,000,000, divided into 600,000,000 Ordinary Shares with a nominal value of $0.01 per share and 100,000,000 preferred shares with a nominal value of $0.01 per share.

General

Each holder of the Company’s Ordinary Shares is entitled to one vote for each Ordinary Share that he or she holds. The  Ordinary Shares do not have sinking fund provisions.

Preemption Rights

Under Irish law, unless otherwise authorized, when an Irish public limited company issues shares for cash to new shareholders, it is required first to offer those shares on the same or more favorable terms to existing shareholders of the company on a pro rata basis, commonly referred to as the statutory preemption right. However, the Company has opted out of these preemption rights in the Articles as permitted under Irish law. Irish law requires this opt-out to be renewed every five years by a special resolution of the shareholders and our existing opt-out authority will expire on August 7, 2020, unless previously renewed. A special resolution requires not less than 75% of the votes of the Company’s shareholders cast at a general meeting. If the opt-out is not renewed, shares issued for cash must be offered to pre-existing shareholders of the Company pro rata to their existing shareholding before the shares can be issued to any new shareholders. The statutory preemption rights do not apply where shares are issued for non-cash consideration and do not apply to the issue of non-equity shares (that is, shares that have the right to participate only up to a specified amount in any income or capital distribution).

Dividends

Under Irish law, dividends and distributions may only be made from distributable reserves. Distributable reserves generally means accumulated realized profits less accumulated realized losses and includes reserves created by way of capital reduction. In addition, no distribution or dividend may be made unless the Company’s net assets are equal to, or in excess of, the aggregate of the Company’s called up share capital plus undistributable reserves and the distribution does not reduce the Company’s net assets below such aggregate. Undistributable reserves include undenominated capital and the amount by which the Company’s accumulated unrealized profits, so far as not previously utilized by any capitalization, exceed the Company’s accumulated unrealized losses, so far as not previously written off in a reduction of capital approved by the Irish High Court without restriction, or a reorganization of capital.

The determination as to whether or not the Company has sufficient distributable reserves to fund a dividend must be made by reference to the Company’s "relevant financial statements." The "relevant financial statements" will be either the last set of unconsolidated annual audited financial statements, which were laid before the Company’s shareholders at a general meeting of shareholders or other financial statements properly prepared in accordance with the Irish Companies Act, which give a "true and fair view" of the Company’s unconsolidated financial position and accord with accepted accounting practice.

The mechanism as to who declares a dividend and when a dividend shall become payable is governed by the Company’s Articles. The Articles authorize the Company’s board of directors to declare dividends without shareholder approval to the extent they appear justified by profits lawfully available for distribution. The Company’s board of directors may also recommend a dividend to be approved and declared by the shareholders at a general meeting. The board of directors may direct that the payment be made by distribution of assets, shares or cash, and no dividend issued may exceed the amount recommended by the board of directors. Dividends may be declared and paid in the form of cash or non-cash assets and may be paid in dollars or any other currency.

The board of directors may deduct from any dividend payable to any shareholder any amounts payable by such shareholder to us in relation to the Ordinary Shares.

Share Repurchases and Redemptions

Overview

The Articles provide that any Ordinary Share that the Company has agreed to acquire will be deemed to be a redeemable share. Accordingly, for Irish law purposes, the repurchase of Ordinary Shares by the Company may technically be effected as a redemption of those shares as described under "—Repurchases and Redemptions" below. If the Articles did not contain such provision, repurchases by the Company would be subject to many of the same rules that apply to purchases of Ordinary Shares by subsidiaries described under "—Purchases by Subsidiaries," including the shareholder approval requirements described below, and the requirement that any purchases on market be effected on a "recognized stock exchange," which, for purposes of the Irish Companies Act, includes Nasdaq.

Repurchases and Redemptions

Under Irish law, subject to the conditions summarized below, a company may issue redeemable shares and may only redeem them out of distributable reserves or the proceeds of a new issue of Ordinary Shares for that purpose. The Company does not expect to have any distributable reserves for the foreseeable future. The Company may only issue redeemable shares if the nominal value of the issued share capital that is not redeemable is not less than 10% of the nominal value of the Company’s total issued share capital. All redeemable shares must also be fully paid and the terms of redemption of the shares must provide for payment on redemption. Redeemable shares may, upon redemption, be cancelled or held in treasury. Based on the provision of the Articles described above, shareholder approval will not be required to redeem the Ordinary Shares.

Under our Articles, our board of directors is also entitled to issue preferred shares, which may be redeemed at the option of the Company or the shareholder, depending on the terms of such preferred shares.

The Company may also be given an additional general authority to purchase its own shares on market, which would take effect on the same terms and be subject to the same conditions as applicable to purchases by its subsidiaries as described below.

Repurchased and redeemed shares may be cancelled or held as treasury shares. The nominal value of treasury shares held by the Company at any time must not exceed 10% of the nominal value of the Company’s issued share capital. The Company may not exercise any voting rights in respect of any shares held as treasury shares. Treasury shares may be cancelled by the Company or re-issued subject to certain conditions.

Purchases by Subsidiaries

Under Irish law, an Irish or non-Irish subsidiary of the Company may purchase our  Ordinary Shares either on market or off market. For one of the Company’s subsidiaries to make purchases on market of Ordinary Shares, the shareholders must provide general authorization for such purchase by way of ordinary resolution. However, as long as this general authority has been granted, no specific shareholder authority for a particular on market purchase by a subsidiary of Ordinary Shares is required. For a purchase by a subsidiary off market, the proposed purchase contract must be authorized by special resolution of the shareholders before the contract is entered into. The person whose Ordinary Shares are to be bought back cannot vote in favor of the special resolution and the purchase contract must be on display or must be available for inspection by the shareholders at the Company’s registered office from the date of the notice of the meeting at which the resolution approving the contract is to be proposed.

In order for one of the Company’s subsidiaries to make an on market purchase of Ordinary Shares, such shares must be purchased on a “recognized stock exchange.” Nasdaq is specified as a recognized stock exchange for this purpose by Irish law.

The number of Ordinary Shares held by the Company’s subsidiaries at any time will count as treasury shares and will be included in any calculation of the permitted treasury share threshold of 10% of the nominal value of the Company’s issued share capital. While a subsidiary holds any of the Company’s shares, it cannot exercise any voting rights in respect of those shares. The acquisition of Ordinary Shares by a subsidiary must be funded out of distributable reserves of the subsidiary.

Lien on Shares, Calls on Shares and Forfeiture of Shares

The Articles provide that the Company will have a first and paramount lien on every share that is not a fully paid share for all amounts payable at a fixed time or called in respect of that share. Subject to the terms of their allotment, directors may call for any unpaid amounts in respect of any shares to be paid, and if payment is not made, the shares may be forfeited. These provisions are customary in the articles of association of an Irish public company limited by shares such as the Company and will only be applicable to shares that have not been fully paid. The Articles further provide that the Company is entitled to claim a first and paramount lien on any shares on which stamp duty has been paid by the Company or any subsidiary of the Company for the amount of any such stamp duty paid.

Anti-Takeover Provisions

Business Combinations with Interested Shareholders

The Articles include a provision similar to Section 203 of the Delaware General Corporation Law, which generally prohibits the Company from engaging in a business combination with an interested shareholder for a period of three years following the date the person became an interested shareholder, unless, in general:

▪	the board of directors approved the transaction which resulted in the shareholder becoming an interested shareholder;
▪

upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the shareholder owned at least 85% of the voting shares outstanding at the time of commencement of such transaction, excluding for purposes of determining the number of voting shares outstanding (but not the outstanding voting shares owned by the interested shareholder), voting shares owned by persons who are directors and also officers and by certain employee share plans; or

▪

the business combination is approved by the Company’s board of directors and authorized at an annual or extraordinary general meeting of shareholders by the affirmative vote of the holders of at least 75% of the outstanding voting shares that are not owned by the interested shareholder.

A "business combination" is generally defined as a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested shareholder. An "interested shareholder" is generally defined as a person who, together with affiliates and associates, owns or, within three years prior to the date in question, owned 15% or more of the Company’s outstanding voting shares.

Irish Takeover Rules and Substantial Acquisition Rules

A transaction in which a third party seeks to acquire 30% or more of the Company’s voting rights and any other acquisitions of the Company’s securities will be governed by the Irish Takeover Panel Act 1997 and the Irish Takeover Rules made thereunder, or the Irish Takeover Rules, and will be regulated by the Irish Takeover Panel. The "General Principles" of the Irish Takeover Rules and certain important aspects of the Irish Takeover Rules are described below.

General Principles

The Irish Takeover Rules are built on the following General Principles that will apply to any transaction regulated by the Irish Takeover Panel:

▪

in the event of an offer, all holders of securities of the target company must be afforded equivalent treatment and, if a person acquires control of a company, the other holders of securities must be protected;

▪

the holders of securities in the target company must have sufficient time and information to enable them to reach a properly informed decision on the offer; where it advises the holders of securities, the board of directors of the target company must give its views on the effects of the implementation of the offer on employment, employment conditions and the locations of the target company's place of business;

▪	a target company's board of directors must act in the interests of that company as a whole and must not deny the holders of securities the opportunity to decide on the merits of the offer;
▪

false markets must not be created in the securities of the target company, the bidder or any other company concerned by the offer in such a way that the rise or fall of the prices of the securities becomes artificial and the normal functioning of the markets is distorted;

▪

a bidder can only announce an offer after ensuring that he or she can fulfill in full the consideration offered, if such is offered, and after taking all reasonable measures to secure the implementation of any other type of consideration;

▪	a target company may not be hindered in the conduct of its affairs longer than is reasonable by an offer for its securities; and
▪

a "substantial acquisition" of securities, whether such acquisition is to be effected by one transaction or a series of transactions, shall take place only at an acceptable speed and shall be subject to adequate and timely disclosure.

Mandatory Bid

Under certain circumstances, a person who acquires shares, or other voting securities, of a company may be required under the Irish Takeover Rules to make a mandatory cash offer for the remaining outstanding voting securities in that company at a price not less than the highest price paid for the securities by the acquiror, or any parties acting in concert with the acquiror, during the previous 12 months. This mandatory bid requirement is triggered if an acquisition of securities would increase the aggregate holding of an acquiror, including the holdings of any parties acting in concert with the acquiror, to securities representing 30% or more of the voting rights in a company, unless the Irish Takeover Panel otherwise consents. An acquisition of securities by a person holding, together with its concert parties, securities representing between 30% and 50% of the voting rights in a company would also trigger the mandatory bid requirement if, after giving effect to the acquisition, the percentage of the voting rights held by that person, together with its concert parties, would increase by 0.05% within a 12-month period. Any person, excluding any parties acting in concert with the holder, holding securities representing more than 50% of the voting rights of a company is not subject to these mandatory offer requirements in purchasing additional securities.

Voluntary Bid; Requirements to Make a Cash Offer and Minimum Price Requirements

If a person makes a voluntary offer to acquire the Company’s outstanding Ordinary Shares, the offer price must not be less than the highest price paid for the Ordinary Shares by the bidder or its concert parties during the three-month period prior to the commencement of the offer period. The Irish Takeover Panel has the power to extend the "look back" period to 12 months if the Irish Takeover Panel, taking into account the General Principles, believes it is appropriate to do so.

If the bidder or any of its concert parties has acquired the Ordinary Shares (1) during the 12-month period prior to the commencement of the offer period that represent more than 10% of the Company’s total Ordinary Shares or (2) at any time after the commencement of the offer period, the offer must be in cash or accompanied by a full cash alternative and the price per Ordinary Share must not be less than the highest price paid by the bidder or its concert parties during, in the case of clause (1), the 12-month period prior to the commencement of the offer period or, in the case of (2), the offer period. The Irish Takeover Panel may apply this Rule to a bidder who, together with its concert parties, has acquired less than 10% of the Company’s total Ordinary Shares in the 12-month period prior to the commencement of the offer period if the Irish Takeover Panel, taking into account the General Principles, considers it just and proper to do so.

An offer period will generally commence from the date of the first announcement of the offer or proposed offer.

Substantial Acquisition Rules

The Irish Takeover Rules also contain rules governing substantial acquisitions of shares and other voting securities which restrict the speed at which a person may increase his or her holding of shares and rights over shares to an aggregate of between 15% and 30% of the voting rights of the company. Except in certain circumstances, an acquisition or series of acquisitions of shares or rights over shares representing 10% or more of the voting rights of the company is prohibited, if such acquisition(s), when aggregated with shares or rights already held, would result in the acquirer holding 15% or more but less than 30% of the voting rights of the company and such acquisitions are made within a period of seven days. These rules also require accelerated disclosure of acquisitions of shares or rights over shares relating to such holdings.

Frustrating Action

Under the Irish Takeover Rules, the Company’s board of directors is not permitted to take any action that might frustrate an offer for the Company’s shares once the board of directors has received an approach that may lead to an offer or has reason to believe that such an offer is or may be imminent, subject to certain exceptions. Potentially frustrating actions such as (1) the issue of shares, options, restricted share units or convertible securities, (2) material acquisitions or disposals, (3) entering into contracts other than in the ordinary course of business or (4) any action, other than seeking alternative offers, which may result in frustration of an offer, are prohibited during the course of an offer or at any earlier time during which the board of directors has reason to believe an offer is or may be imminent. Exceptions to this prohibition are available where:

▪	the action is approved by the shareholders at a general meeting; or
▪	the Irish Takeover Panel has given its consent, where:
o	it is satisfied the action would not constitute frustrating action;
o	the Company’s shareholders holding more than 50% of the voting rights state in writing that they approve the proposed action and would vote in favor of it at a general meeting;

o	the action is taken in accordance with a contract entered into prior to the announcement of the offer, or any earlier time at which the board of directors considered the offer to be imminent; or
o	the decision to take such action was made before the announcement of the offer and either has been at least partially implemented or is in the ordinary course of business.

Shareholders' Rights Plan

Irish law does not expressly authorize or prohibit companies from issuing share purchase rights or adopting a shareholder rights plan as an anti-takeover measure. However, there is no directly relevant case law on the validity of such plans under Irish law. In addition, such a plan would be subject to the Irish Takeover Rules and the General Principles underlying the Irish Takeover Rules. The Articles allow the board of directors to adopt a shareholder rights plan upon such terms and conditions as the board of directors deems expedient and in the best interests of the Company, subject to applicable law.

Subject to the Irish Takeover Rules, the board of directors also has power to issue any of the authorized and unissued preferred shares on such terms and conditions as it may determine and any such action should be taken in the Company’s best interests. It is possible, however, that the terms and conditions of any issue of preferred shares could discourage a takeover or other transaction that holders of some or a majority of the Ordinary Shares believe to be in their best interests or in which holders might receive a premium for their shares over the then-market price of the shares.

Disclosure of Interests in Shares

Under the Irish Companies Act, the Company’s shareholders must notify the Company if, as a result of a transaction, the shareholder will become interested in three percent or more of the Company’s voting shares, or if as a result of a transaction a shareholder who was interested in three percent or more of the Company’s voting shares ceases to be so interested. Where a shareholder is interested in three percent or more of the Company’s voting shares, the shareholder must notify the Company of any alteration of his or her interest that brings his or her total holding through the nearest whole percentage number, whether an increase or a reduction. The relevant percentage figure is calculated by reference to the aggregate nominal value of the voting shares in which the shareholder is interested as a proportion of the entire nominal value of the Company’s issued share capital (or any such class of share capital in issue). Where the percentage level of the shareholder's interest does not amount to a whole percentage, this figure may be rounded down to the next whole number. The Company must be notified within five business days of the transaction or alteration of the shareholder's interests that gave rise to the notification requirement. If a shareholder fails to comply with these notification requirements, the shareholder's rights in respect of any of the Company’s shares it holds will not be enforceable, either directly or indirectly. However, such person may apply to the court to have the rights attaching to such shares reinstated.

In addition to these disclosure requirements, the Company, under the Irish Companies Act, may, by notice in writing, require a person whom the Company knows or has reasonable cause to believe to be, or at any time during the three years immediately preceding the date on which such notice is issued to have been, interested in shares comprised in the relevant share capital to (i) indicate whether or not it is the case and (ii) where such person holds or has during that time held an interest in the shares, to provide additional information, including the person's own past or present interests in the shares. If the recipient of the notice fails to respond within the reasonable time period specified in the notice, the Company may apply to the Irish court for an order directing that the affected shares be subject to certain restrictions, as prescribed by the Irish Companies Act, as follows:

▪	any transfer of those shares or, in the case of unissued shares, any transfer of the right to be issued with shares and any issue of shares, shall be void;
▪	no voting rights shall be exercisable in respect of those shares;

▪	no further shares shall be issued in right of those shares or in pursuance of any offer made to the holder of those shares; and
▪	no payment shall be made of any sums due from us on those shares, whether in respect of capital or otherwise.

The court may also order that shares subject to any of these restrictions be sold with the restrictions terminating upon the completion of the sale.

In the event the Company is in an offer period pursuant to the Irish Takeover Rules, accelerated disclosure provisions apply for persons holding an interest in the Company’s securities of one percent or more.

Transfer Agent and Registrar

        The transfer agent and registrar for the Ordinary Shares is Computershare, Inc. The transfer agent and registrar's address is 250 Royall Street, Canton, MA 02021.